**Form 6-K**

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2002

Commission File Number: 1-10358



**TRIZEC HAHN CORPORATION**
(Name of registrant)

BCE Place
181 Bay Street
Suite 3900
Toronto, Ontario
Canada M5J 2T3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ___ No _X_

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

**EXHIBIT INDEX**

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRIZEC HAHN CORPORATION

Date: March 20, 2002

By: ______________________
Name: Robin A. Campbell
Title: Senior Vice President, General Counsel and Secretary

**EXHIBIT 1**

TrizecHahn
CORPORATION

# NEWS RELEASE

For Immediate Release

*All amounts in U.S. dollars except as specified*

**Investor Contact:**
Dennis C. Fabro
Vice President,
Investor Relations
212 382 9366

**Media Contact:**
Rick Matthews
Senior Vice President,
Public Relations / Corporate Communications
212 382 9314

## TrizecHahn Announces Sale of its Investment in Global Switch to Chelsfield

**TORONTO, March 20, 2002** -- TrizecHahn Corporation (NYSE, TSE: TZH) announced today that it has entered into an agreement to sell its entire investment in Global Switch S.à.r.l. ("GSS") to Chelsfield plc (LSE: CLF).

Chelsfield is a London-listed real estate company with a focus on large-scale urban development projects in the United Kingdom. Chelsfield already owns 47.2 percent of GSS. As part of the sale, the existing joint venture arrangements between Chelsfield and TrizecHahn relating to GSS will be unwound.

The sale is conditional on approval of Chelsfield's shareholders at a meeting expected to take place on or before April 18, 2002. Closing of the sale is expected to take place shortly after the approval of Chelsfield's shareholders has been obtained.

Under the terms of the agreement, TrizecHahn will receive 11.4 million new Chelsfield shares in exchange for its investment in GSS. TrizecHahn will receive a further 8.1 million Chelsfield shares in exchange for an existing $36 million loan from TrizecHahn to Chelsfield. After taking into account the contemporaneous issuance of £45 million of shares by Chelsfield, TrizecHahn will hold approximately 6.9 percent of Chelsfield's equity.

Chelsfield will be granted options to repurchase its shares from TrizecHahn at the higher of their issue price and market price for the first six months after closing, and at the higher of their issue price plus 15 percent and market price for the second six months after closing. In connection with TrizecHahn's reorganization, which is expected to occur in May, the Chelsfield shares will be owned by Trizec Properties, Inc., the U.S. REIT to be listed on the New York Stock Exchange.

TrizecHahn
CORPORATION

# NEWS RELEASE

TrizecHahn President and CEO Christopher Mackenzie commented, "We're pleased to have reached this agreement. Following conclusion of the sale to Chelsfield, we will have eliminated all direct exposure to Global Switch, and we will be further able to focus on our core U.S. office portfolio. Because Chelsfield is one of the leading operators in the U.K. real estate market, we are optimistic that this will be a profitable investment for us."

Goldman Sachs acted as the exclusive financial advisor to TrizecHahn on the sale.

TrizecHahn Corporation, one of the largest public real estate companies in North America, has ownership interests in and manages a portfolio of 76 U.S. office properties totaling 49 million square feet concentrated in the central business districts of seven major cities. It also has interests in U.S. retail/entertainment properties, and commercial properties in Canada and Europe. The Company trades on the New York and Toronto stock exchanges under the symbol TZH. For more information about the Company, including a fact book of supplemental operating and financial data, visit the TrizecHahn web site at www.tzh.com or call-1-800-891-7017.

This news release of the Corporation contains forward-looking statements relating to the Corporation's business and financial outlook, which are based on the Corporation's current expectations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks, uncertainties, estimates and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which such statement is made, and the Corporation undertakes no obligation to update any such statement to reflect new information, the occurrence of future events or circumstances or otherwise. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements. Included among these factors are changes in general economic conditions, including changes in the economic conditions affecting industries in which our principal tenants compete, economic, technological and business conditions specific to the Internet industry which impact demand by tenants of our technology center business, our ability to timely lease or re-lease space at current or anticipated rents, our ability to achieve economies of scale over time, the demand for tenant services beyond those traditionally provided by landlords, changes in interest rates, changes in operating costs, changes in environmental laws and regulations and contamination events, the occurrence of uninsured or underinsured events, our ability to attract and retain high quality personnel at a reasonable cost in a highly competitive labor environment, future demand for our debt and equity securities, our ability to refinance our debt on reasonable terms at maturity, our ability to complete current and future development projects on time and on schedule, the possibility that income tax treaties may be renegotiated, with a resulting increase in the withholding taxes applicable to Trizec Properties, Inc., market conditions in existence at the time we sell assets, the possibility of change in law adverse to Trizec Properties, Inc. or Trizec Canada Inc., and joint venture and partnership risks. Such factors include those set forth in more detail in the Risk Factors section in TrizecHahn Corporation's Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (SEC), TrizecHahn Corporation's Annual Information Form filed with the Canadian securities regulators and the Registration Statement TrizecHahn Corporation has filed with the SEC for Trizec Properties, Inc.